# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MFS High Yield Municipal Trust, CIK 0000809844
CUSIP: 59318E102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 111 Huntington Avenue, Boston, Massachusetts (MA), 02199
Date of event which requires filing of this statement: 04/29/2026
Amends the filing with accession number 0001504304-23-000019
Filed by CIK 0001504304
Persons authorized to receive notices and communications: Phillip Goldstein, 250 Pehle Ave., Suite 708, Saddle Brook, New Jersey (NJ), 07663, 914 747-5262

## Reporting persons
- Bulldog Investors, LLP (CIK 0001504304): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 120,488; shared voting power 2,338,905; sole dispositive power 120,488; shared dispositive power 2,338,905; aggregate amount beneficially owned 2,459,393 (9.65% of the class)
- Phillip Goldstein: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 120,488; shared voting power 2,721,890; sole dispositive power 120,488; shared dispositive power 2,721,890; aggregate amount beneficially owned 2,842,378 (11.15% of the class)
- Andrew Dakos: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC); sole voting power 0; shared voting power 2,344,505; sole dispositive power 0; shared dispositive power 2,344,505; aggregate amount beneficially owned 2,344,505 (9.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: MFS High Yield Municipal Trust
Address of issuer's principal executive offices: 111 Huntington Avenue, Boston, Massachusetts (MA), 02199
Comment: This Constitutes Amendment #12 to the schedule 13D filed July 17, 2023. Except as specifically set forth herein, the schedule 13D remains unmodified.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As per the N-CSR filed on 1/23/26 there were 25,492,782 shares of common stock outstanding as of 11/30/25. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP, a registered investment advisor. As of April 29, 2026, Bulldog Investors, LLP is deemed to be the beneficial owner of 2,459,393 shares of CMU (representing 9.65% of CMU's outstanding shares) solely by virtue of Bulldog Investors, LLP's power to direct the vote of, and dispose of, these shares. As of April 29, 2026, Mr. Goldstein is deemed to be the beneficial owner of 2,842,378 shares of CMU (representing 11.15% of CMU's outstanding shares) and Mr. Dakos is deemed to be the beneficial owner of 2,344,505 Shares of CMU (representing 9.20% of CMU's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Bulldog Investors, LLP has sole power to dispose of and vote 120,488 shares. Bulldog Investors, LLP has shared power to dispose and vote 2,338,905 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of CMU's shares) share this power with Bulldog Investors. Messrs. Goldstein and Dakos are partners of Bulldog Investors, LLP.
Transactions in the class effected during the past sixty days:
Since the last filing on 4/27/26 the following shares of CMU were sold.

Date Shares Price
4/24/2026 (18,468) 3.6500
4/27/2026 (27,600) 3.6530
4/27/2026 (75,000) 3.6600
4/28/2026 (125,302) 3.6516
4/29/2026 (75,000) 3.6484
4/29/2026 (31,916) 3.6568"
Other persons with the right to receive dividends or sale proceeds: Clients of Bulldog Investors, LLP and the owners of accounts reflected herein are entitled to receive any dividends or sales proceeds.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Bulldog Investors, LLP: /s/ Andrew Dakos, Andrew Dakos, Partner (04/30/2026)
- Phillip Goldstein: /s/ Phillip Goldstein, Phillip Goldstein (04/30/2026)
- Andrew Dakos: /s/ Andrew Dakos, Andrew Dakos (04/30/2026)